Exhibit 1



                                Donald R. Loback
                               8635 N. 56th Street
                            Paradise Valley, AZ 85253


                                                                 October 5, 1997


To:      Board of Directors and Shareholders Continental Homes
         Holding Corp.

     It was with much regret that I felt forced to tender my resignation from my positions as Chairman and CEO of Continental Homes Holding Corp. ("CHHC") last Friday. CHHC is a company I co-founded more than twelve years ago and I have served in my positions with great pride. But I recognize that as a result of the Company's success, it is time for a new direction. And to enable the Company to pursue that direction I realized I must resign.

     We have worked hard together to achieve our goals. CHHC is recognized in its markets as the premier homebuilder for first-time and move-up homebuyers. All of our loyal employees have worked hard to make that happen. In that process, we became a family with a culture that, I hope, made each person feel how important he or she was to the success of the organization.

     At the same time, we worked hard to create value for our shareholders. Today the Company is more financially sound and liquid than at any other time in its history and the marketplace has rewarded our achievements by pushing the price of our stock to an all time high.

     So, why have I resigned?

     Because, while I feel a strong sense of responsibility to our homebuyers, subcontractors and to all of our dedicated employees, CHHC is a public company and, as such, my principal responsibility is to our shareholders. I believe that we have a unique window of opportunity to maximize the value to our shareholders, while at the same time not adversely affecting these other very important constituencies.

     I tried to convince the others in your senior management, and my fellow directors, that we needed to move forward in a new direction. I understand that change can be difficult and a hard direction for management to pursue.



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     The investment banking firms we have consulted have both confirmed that the market will not ascribe to CHHC the premium value attributed to other homebuilders solely because of their greater market capitalizations. There are limited opportunities for us to consolidate with others of similar size -- and, of course, no assurance that this would result in market recognition comparable to that ascribed to established large market capitalization companies. The market has provided this small window of opportunity to pursue a transaction that can recognize the value we have created over these years. I think it is critical that any such opportunity be presented without delay to our shareholders for their consideration.

     We have built together a strong organization. A valuable franchise. A consolidation transaction can build on that organization and that franchise. If we believe in what we have built, as I do, we can also believe that such a transaction will build on what we have created and not destroy it. In any event, I think that it is important for CHHC to explore immediately alternatives available to it because of its strong track record and current market conditions, and to present to shareholders the opportunities to achieve appropriate values for their holdings in the Company.

     It is to pursue those opportunities, for myself and all the shareholders of CHHC, that I felt compelled to resign my positions with the Company.

                                 Sincerely,


                                 /S/ Donald R. Loback
                                 ------------------------------
                                 Donald R. Loback